January 27th, 2009

Via EDGAR
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Kevin Dougherty, Examiner

RE:     LIQUID FINANCIAL ENGINES INC.
        AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
        FILED JANUARY 27, 2009
        FILE NO. 333-156056

Mr. Dougherty:

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Friday, January 30, 2008 by 5:00PM, Eastern Standard Time, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

              o Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

              o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,


/s/ Daniel McKelvey
-------------------
Daniel McKelvey
Chief Executive Officer